UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Distribution of Proxy Statement

On November 21, 2023, SMX (Security Matters) Public Limited Company (the “Company”) distributed its Notice of Annual General Meeting and Proxy Statement (the “Notice”) and proxy card (the “Proxy Card”) to shareholders for an annual general meeting of shareholders to be held on November 14, 2023 (the “AGM”). A copy of the Notice is annexed as Exhibit 99.1 hereto and a copy of the Proxy Card is annexed as Exhibit 99.2 hereto.

The AGM is being held for the Company’s shareholders to consider and vote upon proposals to (i) re-elect Amir Bader as a Class I Director of the Company for a three-year term; (ii) re-elect Thomas Hawkins as a Class I Director of the Company for a three-year term; (iii) acknowledge the re-appointment of BDO Israel as statutory auditor of the Company; (iv) authorize the directors of the Company to fix the remuneration of the statutory auditor in line with agreed terms of engagement as approved by the Audit Committee of the Company; and (v) amend the Company’s Equity Incentive Plan (the “Plan”) to increase the number of ordinary shares of US$0.0022 each in the capital of the Company (the “Ordinary Shares”) authorized to be issued to the employees (including executive officers) consultants and non-employee directors under the Plan by 1,500,000 Ordinary Shares to a total of 1,731,019 Ordinary Shares, representing approximately 13.88% of the Company’s issued share capital on a fully diluted basis as at 15 November 2023 ((i) through (v) collectively, the “Proposals”).

The descriptions of the Proposals contained in this Report are qualified in their entirety by reference to the text of such Proposals in the Notice. The Company urges you to read the Notice in full.

Additional Disclosures

Forward-Looking Statements

This Report may include forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These forward-looking statements and factors that may cause such differences include, without limitation, the risks and uncertainties indicated from time to time in the Company’s filings with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Participants in the Solicitation

The Company and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of the Company in favor of the approval of the Proposals. The Proxy Statement and other documents the Company files with the SEC includes more detailed information regarding the names, affiliations and interests of the Company’s directors and officers, and may be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This Report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

The Company urges investors, shareholders and other interested persons to read the Notice as well as other documents filed by the Company with the SEC, because these documents will contain important information about the Company and the Proposals. Shareholders may obtain copies of the Proxy Statement, without charge, at the SEC’s website at www.sec.gov or by directing a request to the Company’s Investor Relations Group by e-mail at eric@inflectionpartnersllc.com; or by mail at SMX (Security Matters) Public Limited Company, Investor Relations, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6.

Exhibit No.	Description

99.1	Notice of Annual General Meeting 2023
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 21, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer